CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 401
Los Angeles, CA 90017

July 16, 2009

VIA EDGAR

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Schedule TO
Filed on June 29, 2009
File No. 005-84253

Dear Mr. Orlic:

This letter is in response to your letter dated July 8, 2009.  For your ease of reference, we have repeated your comments in this response.  We have also enclosed a copy of an amendment (the “Amendment”) to our Schedule TO filed with the Commission on June 29, 2009.  We filed the Amendment on the date of this letter.

General

Please state the number of warrants outstanding, in each category.  Please also provide your analysis as to how warrants containing each variation of the down-round and/or cashless exercise provisions constitutes a  separate class of purposes of Rule 13e-4(f)(8)(i), in that you are not making the offer to all holders of all of your outstanding warrants.

1.
We have three categories of warrants outstanding that are subject to this tender offer.  The first category covers warrants that contain both the Cashless Exercise Provision and the Down-Round provision, of which there are outstanding warrants to purchase 5,796,036 shares of common stock.  The second category covers warrants that contain only the Down-Round provision, of which there are outstanding warrants to purchase 3,025,112 shares of common stock.  The third category covers warrants that contain only the Cashless Exercise Provision, of which there are outstanding warrants to purchase 1,362,638 shares of common stock.  All of our warrants that fall into any of these three categories are subject to the tender offer.

A holder whose warrant contains neither the Cashless Exercise Provision nor the Down-Round Provision will not be eligible to participate in the tender offer, as they do not possess the requisite consideration to accept the offer.  We have only three outstanding warrants which fall into this non-eligible category, representing an aggregate of 3,107,500 warrant shares.

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 16, 2009

The Cashless Exercise Provision and the Down-Round Provision confer special benefits which make the warrants that contain them distinguishable from those that do not.  As a result, we do not believe the warrants that contain neither provision should be considered to be in the same class or series of securities as those warrants that contain one or both of these provisions.  Moreover, the purpose of the tender offer is to provide consideration (i.e. increased warrant coverage) to warrant holders who agree to the elimination of these provisions.  If we were to offer increased warrant coverage in respect of warrants that contain neither of these provisions, we would be subjecting those warrant holders who do agree to the elimination of these provisions to unfair additional dilution, as we would be conferring the benefit of increased warrant coverage to warrant holders who provide no consideration in return.

We note that, in order to participate in the offer, warrant holders must exercise, for cash, warrants to purchase no less than 30% of the shares of common stock covered by the warrants, in exchange for common stock and amended warrants.  Please advise us of the exemption from registration under the Securities Act of 1933 that you are relying upon for this issuance.  In this regard, please note that the exemption in Section 3(a)(9) requires that a security be exchanged by the issuer with its existing security holders exclusively where no remuneration is paid for soliciting the exchange.

2.
All of the warrant holders to whom we are making the tender offer are accredited investors who acquired their warrants pursuant to our previous private placements, in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933 (“Rule 506”), inasmuch as these previous private placements occurred without any form of general solicitation or general advertising.  We have implemented this tender offer without any form of general solicitation or general advertising.  Therefore, we are relying on Rule 506 for the issuance of shares upon the exercise of warrants pursuant to the tender offer and the issuance of the amended warrants.

It should be noted, by virtue of our mailing the written Offer to Amend Certain Outstanding Warrants to the eligible warrant holders, and incorporating therein by reference our most recent Form 10-K, we have met the requirement to deliver to non-accredited investors the information required by Rule 502(b)(2)(ii) of Regulation D, thereby still satisfying the requirements of Rule 506 in the event any of the eligible warrant holders have ceased to be accredited investors within the meaning of Rule 501 under Regulation D.

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 16, 2009

We note that on page 25 you state that you entered into amendments with 38 of your warrant holders on the same terms as this offer.  Please tell us why you did not file a Schedule TO in connection with the prior warrant amendments.

3.
We initially analyzed our federal securities law compliance obligations in connection with the warrant amendments only under the Securities Act of 1933, and obtained accredited investor representations from all of the 38 initial participants so that we could rely on Rule 506 to consummate the amendments.  When we learned of the additional requirements under the Williams Act, we had already entered into amendments with 38 of our warrant holders.  In order to rectify the situation, we immediately prepared the required Schedule TO and specified therein that all of those initial warrant holders who entered into amendments will have the right to withdraw their exercise documents until the expiration of the tender offer.  We have not received any withdrawal requests since filing the Schedule TO and have not received any indication from any participants that such a request is forthcoming.

We note that you state that the offer commenced on June 29, 2009, however, the Schedule TO was not filed until June 30, 2009.  Please advise us of how you complied with the filing requirement in Rule 13e-4(b)(1) which requires the Schedule TO to be filed as soon as practicable on the date of commencement.

4.
We filed the Schedule TO on June 29, 2009.  We have filing receipts from EDGAR confirming June 29, 2009 as the filing date.  Furthermore, when we asked to have the original incorrect filing removed, we asked EDGAR to change the date of the corrected filing, which was July 2, 2009, to June 29, 2009, because that was the original filing date.  The date has now been changed on the corrected filing.

Important Notice, page ii

In the third paragraph of this section, you appear to be stating that you have no obligation to update the information contained in your offering document.  Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders.  See Rule 13e-4(e)(3).

5.	We have revised this section as you requested. Please see Item 1 of the Amendment.

If I exercise my Warrant(s), when will I receive the shares of Common Stock…., page 6

You indicate that you will issue shares of common stock “as soon as practicable” after expiration of the offer.  Rule 14e-1(c) requires that you issue shares of common stock “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 16, 2009

6.	We have revised this section as you requested. Please see Item 1 of the Amendment.

If I elect to exercise my Warrant(s) and participate in the Offer, can I change my mind? page 9

Your disclosure indicates that a holder will have the right to withdraw until the expiration of the fortieth business day following commencement of the offer.  Please revise this statement to indicate that, in addition to having a right to withdraw during the term of the offer, holders will have the right to withdraw after the expiration of the fortieth business day following commencement of the offer.  A similar statement appears on page 22.  See Rule 13e-4(f)(2)(ii).

7.	We have revised this section as you requested. Please see Item 1 of the Amendment.

Conditions of the Offer, page 23

You state in the first and second bullet points that you will not be required to accept securities if certain legal action has been threatened.  A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied.  Please revise to include an objective standard for the determination of whether this condition has been satisfied.

8.	We have revised this section to delete a reference to threatened legal actions. Please see Item 1 of the Amendment.

You state that you may waive conditions, in whole or in part, at any time and from time to time prior to the expiration date, in your discretion.  Please revise to indicate here that, in the event of a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

9.	We have revised this section as you requested. Please see Item 1 of the Amendment.

Certain Financial Information, page 27

You incorporate your financial statements by reference, but you do not include in the offering document the summarized financial information specified in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 1 of Schedule TO.  Refer also to Question 7 in Section H of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001).  Please revise your offering document to include this information.

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 16, 2009

10.
We have revised this section as you requested.  Please see Item 10 of the Amendment.  Please note that the Company does not have earnings, therefore we cannot compute the ratio of earnings to fixed charges.

With the Schedule TO amendment, we also filed a copy of the Convertible Loan Agreement that was originally filed on June 29, 2009 with the name of the lender redacted. We have included the name of the lender in the copy filed with the amendment, but continue to redact the addresses of both parties. The confidential treatment request was supplemented on July 9, 2009 by a letter faxed to you from Mary Ann Sapone, Esq. The letter indicated that CyberDefender Corporation supplemented the confidential treatment request by asking that the redacted information be kept confidential for a duration of 5 years, to June 29, 2014. Please let us know if you require anything further relating to the confidential treatment request.

We acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By: /s/ Kevin Harris
Kevin Harris, Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CYBERDEFENDER CORPORATION
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, No Par Value
(Title of Class of Securities)

23248L 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
(213) 689-8631
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$3,821,310.70	$213.23
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $213.23
Form or Registration No.:  005-84253
Filing Party:  CyberDefender Corporation
Date Filed:  June 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 29, 2009 by CyberDefender Corporation (“CyberDefender” or the “Company”) in connection with the Company's offer to amend certain outstanding warrants to purchase shares of the Company’s common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Outstanding Warrants dated June 29, 2009.

Item 1.	Summary Term Sheet

(a)           The information set forth on page ii as paragraph 3 of the section captioned “Important Notice” is revised to state:

The Offer is dated June 29, 2009.  We will update the Offer to reflect material changes to the information included in it and distribute the information to you, in accordance with the rules and regulations of the Securities Exchange Act of 1934.

(b)           The answer to question 16 on page 6, which appears in Section 1 captioned “Summary Term Sheet”, is revised to state:

The shares of Common Stock will be issued promptly after the expiration of the Offer.

(c)           The answer to question 31 on page 9, which appears in Section 1 captioned “Summary Term Sheet”, is revised to state:

Yes.  You may withdraw your tendered Exercise Documents at any time before the Offer expires at 9:00 p.m., Pacific Time, on July 28, 2009.  If we extend the Offer beyond that time, you may withdraw your tendered Exercise Documents at any time until the extended expiration of the Offer.  If we have not accepted your tendered Exercise Documents by July 28, 2009, you will also have the right to withdraw your tendered Exercise Documents after the expiration of the fortieth business day from the commencement of the Offer, which would be August 24, 2009.  To withdraw your tendered Exercise Documents, you must deliver to us a written notice of withdrawal with the required information while you still have the right to withdraw them.  The notice of withdrawal may be delivered by any of the means described for a valid tender as indicated in Part III, Section 4, “Procedures for Participating in the Offer.”

Once you have withdrawn your Exercise Documents, you may re-tender them only by again following the delivery procedures described in the Offer.  See Part III, Section 5, “Withdrawal Rights.”

(d)           Paragraph 2 of Section 5, captioned “Withdrawal Rights”, which appears on page 22 in Part III, is revised to state the following:

You may withdraw your tendered Exercise Documents at any time before 9:00 p.m., Pacific Time, on July 28, 2009.  If we extend this Offer beyond that time, you may withdraw your tendered Exercise Documents at any time until the extended expiration of this Offer.  If we have not accepted your tendered Exercise Documents by July 28, 2009, you will also have the right to withdraw your tendered Exercise Documents after the expiration of the fortieth business day from the commencement of the Offer, which would be August 24, 2009.

(e)           The first 2 bullet points included under Section 7, captioned “Conditions of the Offer”, which appear on pages 23 and 24 in Part III, shall be revised to state:

•
there is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the exercise of the Warrants, the issuance of restricted Common Stock in exchange for the Warrant exercise, or otherwise relates in any manner to the Offer; or that, in our reasonable judgment, could materially affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair (such as by increasing the accounting or other costs of the Offer to us) the contemplated benefits of the Offer to us;

•
there is any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or CyberDefender Corporation, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(f)           The final paragraph in Section 7, captioned “Conditions of the Offer”, which appears on page 24 in Part III, is revised to state:

The conditions to the Offer are for our benefit.  We may assert them at our discretion prior to the expiration date.  We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other conditions to the Offer.  If we waive a material condition, we will extend the Offer period so that at least 5 business days remain in the Offer period following notice of the waiver.  Our failure at any time prior to the expiration date to exercise any of these rights will not be deemed a waiver of any rights.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed to be a waiver with respect to any other facts and circumstances.  Any determination or judgment we make concerning the events described in this section will be final and binding upon all persons.

(g)           The following sentences are added to the paragraph captioned “Certain Financial Information” which appears on page 27 in section 10, captioned “Information Concerning CyberDefender Corporation”, which appears in Part III:

We have no earnings.  The book value per share of our Common Stock on March 31, 2009 was $(0.87).

Item 12.	Exhibits

We are amending this Item 12 by re-filing the Convertible Loan Agreement originally filed on June 29, 2009.

(d)(9)	Convertible Loan Agreement*

*Filed herewith.
+Portions of this exhibit have been redacted and are the subject of a confidential treatment request filed with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2009	CyberDefender Corporation

	By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer